UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

1847 HOLDINGS LLC
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

28252B309
(CUSIP Number)

Edward J. Tobin c/o GEM 390 Park Ave., 7th Floor New York, NY 10022 917-849-9765
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2020
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	28252B309

1.	NAMES OF REPORTING PERSONS Edward J. Tobin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	997,500
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	997,500
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 997,500
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.21%(1)
14.	TYPE OF REPORTING PERSON IN

(1)	Based on 3,666,513 common shares of the Issuer outstanding as of September 3, 2020, as reported in the Issuer’s Post-Effective Amendment No. 1 to Form S-1 filed with the Securities and Exchange Commission on September 3, 2020.

CUSIP No.	28252B309

Item 1. Security and Issuer.

This statement relates to the common shares of 1847 Holdings LLC, a Delaware limited liability company (the “Issuer”), which has its principal executive offices at 590 Madison Avenue, 21st Floor, New York, NY 10022.

Item 2. Identity and Background.

(a)	The person filing this statement is Edward J. Tobin (the “Reporting Person”).

(b)	The business address of the Reporting Person is 390 Park Ave., 7th Floor, New York, NY 10022.

(c)	The Reporting Person is a consultant to 1847 Partners LLC, which has its principal office at 590 Madison Avenue, 21st Floor, New York, NY 10022.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On January 15, 2015, 1847 Partners LLC, the manager of the Issuer (“1847 Partners”), entered into a Note and Unit Purchase Agreement (the “Purchase Agreement”) with 1847 Founders Capital LLC (“1847 Founders”), of which the Reporting Person is the sole member, and the other parties named therein, pursuant to which 1847 Founders agreed to purchase from 1847 Partners an 8.5% Senior Secured Delayed Draw Term Note in the principal amount of up to $1,050,000, upon the terms and conditions set forth in the Purchase Agreement (as amended, the “Note”).

On March 12, 2020, 1847 Partners, 1847 Founders and Ellery W. Roberts, a principal of 1847 Partners, entered into the Thirty-First Amendment to the Note, pursuant to which the maturity date of the Note was extended to December 31, 2020. As consideration, Mr. Roberts granted to 1847 Founders an option to purchase 997,500 common shares of the Issuer held by Mr. Roberts.

On August 31, 2020, 1847 Founders exercised this option and 997,500 common shares of the Issuer were transferred by Mr. Roberts to the Reporting Person, as the sole member of 1847 Founders. As consideration, in lieu of paying the option price as set forth in the option agreement, 1847 Founders assigned to Mr. Roberts all of its rights as lender under the Purchase Agreement and such other documents related thereto.

Item 4. Purpose of Transaction.

The securities held by the Reporting Person were acquired in connection with the transaction described in Item 3 above.

The Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

CUSIP No.	28252B309

Item 5. Interest in Securities of the Issuer.

(a)	As of the date of this statement, the Reporting Person is the beneficial owner of 997,500 common shares, representing 27.21% of the outstanding common shares of the Issuer. The Reporting Person does not own any other securities of the Issuer.

(b)	The Reporting Person has the sole power to vote and dispose of 997,500 common shares.

(c)	Other than the transactions discussed in Item 3 hereof, the contents of which are incorporated herein by reference, the Reporting Person did not effect any transactions in the Issuer’s securities within the past 60 days.

(d)	Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP No.	28252B309

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2020

/s/ Edward J. Tobin
Edward J. Tobin

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